Exhibit 12.1

Quicksilver Resources Inc.

Statement Re: Computation of Ratios

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2004		2003		2003		2002		2001	2000		1999
Earnings:
Income before taxes	$30,184		$20,082		$28,502		$21,333		$30,110	$27,731		$3,023
(Income) loss of equity investees	(880)		(1,109)		(1,331)		(200)		(1,125)	(768)		99
Cash distributions from equity investees	1,162		1,496		2,251		4,441		525	1,343		—
Fixed charges	11,586		16,951		20,655		20,317		24,315	22,487		8,772

Earnings	$40,052		$37,420		$50,077		$45,891		$53,825	$50,793		$11,894

Fixed Charges:
Interest expense, including amortization of debt issue costs	$11,246		$16,693		$20,182		$19,839		$23,751	$22,124		$8,703
Estimated interest factor of rental expense	340		258		473		478		564	363		69

Fixed Charges	$11,586		$16,951		$20,655		$20,317		$24,315	$22,487		$8,772

Ratio of Earnings to Fixed Charges(1)	3.6	x	2.2	x	2.4	x	2.3	x	2.2	2.3	x	1.4	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes before income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.